Exhibit (e)(9)

CASCADE CORPORATION

STOCK APPRECIATION RIGHTS AND RESTRICTED STOCK PLAN

As amended through October 21, 2012

Section 1. Purposes.

This Plan is intended to enable Cascade Corporation (the “Corporation”) to recognize the contribution of executives of the Corporation and its subsidiaries to the Corporation’s success, to provide them incentives to enhance the Corporation’s business prospects and to recognize their role and that of the Board of Directors (the “Board”) in increasing value over the long term.

Section 2. Effective Date and Duration of Plan.

(a) Effective Date. This amended and restated Plan shall become effective upon approval by the shareholders of the Corporation.

(b) Duration. No stock appreciation rights (“Rights”) or restricted shares of Cascade Corporation common stock (“Restricted Shares”) may be granted under the Plan after May 31, 2013. However, the Plan shall continue in effect until all rights issued under the Plan have been exercised or have expired. The Board may suspend or terminate the Plan at any time, except with respect to outstanding Rights and Restricted Shares. Termination shall not affect any outstanding Rights or Restricted Shares, or the forfeitability of Rights or Restricted Shares granted under the Plan.

Section 3. Administration.

The Plan shall be administered by the Compensation Committee of the Board (the “Committee”), which shall consist of not less than two members of the Board who qualify as “outside directors” as defined under Section 162(m) of the Internal Revenue Code. The Committee shall have full power and authority, subject to the provisions of the Plan, to:

(a) Designate employee participants;

(b) Determine the amount and other terms and conditions of Rights to employees, such determinations to be subject to Board approval in the case of grants to officers of the Corporation.

(c) Determine the amount, conditions and restrictions for grants of Restricted Shares, such determinations to be subject to Board approval in the case of grants to officers of the Corporation, and those terms and conditions of Restricted Share grants to non-employee members of the Board of Directors which are not stated in Section 12 of the Plan.

(d) Adopt and amend rules and regulations relating to administration of the Plan, advance the lapse of any waiting period, accelerate any exercise date, and make all other determinations in the judgment of the Committee necessary or desirable for the administration of the Plan.

Decisions of the Committee as to interpretation of, any Rights or Restricted Shares granted pursuant to, the Plan and any related agreement shall be final. The Committee in its sole discretion may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement.

Section 4. Eligibility.

The Committee may from time to time grant Rights or Restricted Shares to such key executive employees of the Corporation (“Participants”) or of any subsidiary as the Committee may deem eligible.

Section 5. Rights / Share Limitation.

(a) A Right is a right granted under the Plan which enables the holder to receive at the time of exercise an amount, payable solely in the form of Cascade Corporation common shares valued at Fair Market Value, equal to the difference between the Fair Market Value of a single common share of Cascade Corporation stock and the Base Price of a single common share of Cascade Corporation stock.

(b) In no event shall more than 1,000,000 Cascade Corporation common shares, as adjusted by the Committee to reflect proportionately any recapitalization, reclassification, stock split, combination of shares, or dividend payable in shares in connection with Cascade Corporation common shares be issued pursuant to the Plan.

(c) In no event shall more than 100,000 Cascade Corporation common shares, as adjusted by the Committee to reflect proportionately any recapitalization, reclassification, stock split, combination of shares, or dividend payable in shares in connection with Cascade Corporation common shares, be issued to any one individual pursuant to the exercise of Rights granted to such individual under the Plan in a single fiscal year.

Section 6. Required Terms and Conditions of Rights.

The Committee may grant Rights under the Plan, subject to such rules, terms, and conditions as the Committee prescribes in accordance with the provisions of the Plan, including the following:

(a) Base Price. The Base Price of each Right shall be established by the Committee and may not be less than the Fair Market Value of a common share of Cascade Corporation common stock on the date the grant is made.

(b) Fair Market Value. The Fair Market Value of a common share of Cascade Corporation common stock means the closing price quoted on the New York Stock Exchange, or if the shares did not trade that date, on the last prior date on which the shares were traded.

(c) Maximum Term of Right. A Right shall be exercisable during such period of time as the Committee may specify, provided that no Right shall be exercisable after the expiration of 10 years from the date on which it is granted.

(d) Installment Exercise Limitations. Each grant of Rights shall generally become exercisable in equal cumulative annual installments over such period as the Committee may establish, except to the extent that other terms of exercise are specifically provided by other terms of the Plan. The Committee shall have discretion to establish vesting periods and limitations on amounts to be realized upon exercise in connection with grants it may make.

(e) Termination of Employment.

(i) Death. If a Participant dies while having unexercised Rights granted under this Plan, such Rights may be exercised for a period of one year after the Participant’s death. In the event of a Participant’s death, Rights may be exercised by such beneficiary as the Participant may have designated in writing in a manner determined by the Committee. In the absence of such a designation, the Participant’s estate shall have the right to exercise such Rights. Rights not exercised during the period provided by this subparagraph, will expire.

(ii) Retirement. If a Participant terminates employment after age 62 under circumstances which the Committee in its sole discretion deems equivalent to retirement, all unexercised Rights granted to the Participant under this Plan shall fully vest and may be exercised for a period of one year following retirement. Rights not exercised during the period provided by this subparagraph, will expire. The provisions of this subparagraph

(ii) shall apply also to retirements due to physical or mental disability which the Committee determines is of such a nature as to prevent further performance of job duties. Should a retired Participant die while entitled to exercise Rights, the provisions of subparagraph (i) above shall apply to the exercise of such Rights, which may be exercised for a period of one year following the Participant’s death.

(iii) Other Termination of Employment—Not For Cause. Should a Participant cease to be employed by the Corporation or its subsidiaries for reasons other than Death or Retirement, any Rights the Participant was entitled to exercise at the date of termination may be exercised for a period of 90 days following termination or, if longer, until 30 days have elapsed following the public dissemination of the Corporation’s financial results for the first fiscal period ending after the termination of the Participant’s employment. Rights not exercisable at the time of termination, and Rights not exercised during such 90-day or extended period, shall expire. Should a terminated Participant die while entitled to exercise Rights, the provisions of subparagraph (i) above shall apply to the exercise of such Rights, which may be exercised for a period of one year following the Participant’s death. The rights granted by this subparagraph (iii) shall not apply to a Participant who is terminated for Cause, or whom the Committee determines in its sole discretion has entered into competition with the Corporation.

(iv) Termination for Cause. Participants whose employment is terminated for (A) willful failure to perform reasonable directives of the Corporation’s management; (B) use of alcohol or illegal drugs which interferes with the Participant’s performance of duties in the judgment of the Corporation’s management; (C) dishonesty affecting the Corporation or any related entity or conviction of a felony or any crime involving fraud or misrepresentation; (D) gross negligence or willful misconduct resulting in substantial loss to the Corporation, damage to the Corporation’s reputation, or theft, embezzlement or similar loss to the Corporation; or (E) other conduct which the Committee in its sole discretion determines sufficiently harmful to the interests of the Corporation to constitute cause for termination shall forfeit all outstanding Rights awarded under this Plan.

(f) Acceleration of Vesting. The Committee shall have discretion to provide in an individual Participant’s grant agreement or subsequently for the exercise of all or a portion of Rights granted to the Participant which would not otherwise be exercisable, in the event of the Participant’s Death.

(g) Exercise.

(i) Subject to subparagraph (iv) of this paragraph (g), the Committee shall establish the time or times for exercise of Rights.

(ii) Each Right shall entitle the holder, upon exercise, to receive from the Corporation an amount equal in value to the excess of the Fair Market Value on the date of exercise of one Right over its Base Price. Such amount may be paid in the form of Cascade Corporation common shares valued at Fair Market Value or in cash at the sole option of the Corporation. No Right shall be exercisable at a time that the amount determined under this Subsection is negative. No fractional shares shall be issued as payment hereunder.

(iii) The Corporation shall make no payment hereunder prior to taking steps necessary to assure that it will receive from a participant who has exercised a Right amounts necessary to satisfy any applicable federal, state or local tax withholding requirements, including social security and other normal withholdings.

(iv) Rights may be exercised only during the 30-day period following the third business day after public dissemination of the Corporation’s financial results for any fiscal quarter or for its fiscal year.

(h) Non-Transferability. During a Participant’s lifetime, Rights shall be exercisable only by the Participant, the Participant’s payee pursuant to a valid order by a domestic relations court with jurisdiction, or by a legally designated guardian or conservator. With the Committee’s prior consent, a Participant may transfer Rights to a trust for his or her benefit established for estate planning purposes.

Section 7. Required Terms and Conditions of Restricted Share Awards.

The Committee may grant Restricted Shares outright to a Participant or based upon a Participant’s attainment of Performance Goals pursuant to Section 8. Restricted Shares awarded by the Committee to a Participant shall be subject to such rules, terms, and conditions as the Committee may prescribe in accordance with the provisions of the Plan, including the following:

(a) Employment Requirement. A recipient of a grant of Restricted Shares must remain in the employment of the Corporation during a period designated by the Committee (“Restriction Period”) in order to retain the shares under the Grant. If the recipient ceases to be employed by the Corporation during the Restriction Period, the Restricted Share grant shall terminate and the shares of Common Stock shall be immediately returned to the Corporation; however, the Committee may, at the time of grant, provide for the employment restriction to lapse with respect to a portion or portions of the Grant of Restricted Shares at different times during the Restriction Period. If a Participant terminates employment after age 62 under circumstances which the Committee in its sole discretion deems equivalent to retirement, all restrictions on Restricted Shares granted to the Participant shall lapse. The Committee shall have discretion to provide for such other exceptions to, or waivers of, the employment restriction as it may deem appropriate.

(b) Lapse of Restrictions. All restrictions imposed under the Restricted Share grant shall lapse when the restriction period expires if the employment requirement above and any other restrictions or performance goals have been met. The recipient shall then be entitled to certificates representing shares as to which the restriction has expired, with restrictive legends placed pursuant to this Plan removed.

(c) Dividends. Any dividends declared on the Restricted Shares during the Restriction Period shall be paid to the recipient.

Section 8. Performance Awards.

(a) Generally. Where an award of Restricted Shares is intended to be performance-based (a “Performance Award”), the Committee, within the time period prescribed by Section 162(m), will establish goals (“Performance Goals”) for each period of time over which performance is to be measured (“Performance Period”) on the basis of such criteria (“Performance Criteria”) and to accomplish such objectives as the Committee may from time to time select. Performance Awards shall be earned solely upon attainment of Performance Goals, and the Committee shall have no discretion to increase any Performance Award.

(b) Performance Goals. Performance Goals may be expressed in terms of overall performance of the Corporation or the performance of an operating unit, business unit, segment, subsidiary or other division or any portion or combination thereof of the Corporation.

(c) Performance Criteria. The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings, operating earnings or income, earnings per share, cash flow, absolute and/or relative return on equity or assets, pre-tax profits, earnings growth, revenue growth, share price growth, shareholder returns, gross or net profit margin, earnings before deduction of interest and taxes (“EBIT”), comparison to peer companies, or any combination of the foregoing, any of which may be measured either in absolute terms, or as compared to any incremental increase, or as compared to the results of a peer group.

(d) Measure of Performance. Actual financial performance shall be measured by reference to Cascade’s financial records and the consolidated financial statements of Cascade. In determining performance, the Committee in its sole and absolute discretion may direct that adjustments to the Performance Goals or actual financial performance as reported be made to reflect extraordinary organizational, operational or other changes that have occurred during such Performance Period, such as (without limitation) acquisitions, dispositions, expansions, contractions, material non-recurring items of income or loss or events that might create unwarranted hardships or windfalls to Participants, to the extent consistent with the requirements of Section 162(m) to qualify such awards as performance-based compensation. Notwithstanding the foregoing, the Committee may, by express provision with respect to a specific award provide at the time the Performance Goals are established that one or more of the adjustments in the foregoing sentence will not be made with respect to the award or establish such other events or circumstances, consistent with Section 162(m), with respect to which the Committee will make appropriate adjustment to the award.

(e) Maximum Performance Award. All Performance Awards are subject to applicable limitations set forth in Section 5 above. In no event shall more than 100,000 Cascade Corporation common shares, as adjusted by the Committee to reflect proportionately any recapitalization, reclassification, stock split, combination of shares, or dividend payable in shares in connection with Cascade Corporation common shares, be issued to any one individual pursuant to the grant of a Performance Award to such individual under the Plan in a single fiscal year.

Section 9. Changes in Capital Structure, Mergers, Etc.

(a) Change in Capital Structure. If the outstanding shares of common stock of the Corporation are hereafter increased, decreased or changed into or exchanged for a different number or kind of shares of the Corporation or of another corporation by reason of any recapitalization, reclassification, stock split, combination of shares or dividend payable in shares, the Committee shall make appropriate adjustments in the price and number of outstanding Rights or portions thereof then unexercised, so that the participant’s proportionate interest before and after the occurrence of the event is maintained; provided, however, that this Section 9(a) shall not apply with respect to transactions referred to in Section 9(b). Any such adjustment made by the Committee shall be conclusive.

(b) Reorganization or Liquidation.

(i) Cash, Stock or Other Property for Stock. Except as provided in Section 9(b)(ii), upon a merger, consolidation, reorganization, plan of exchange or liquidation involving the Corporation, as a result of which the shareholders of the Corporation receive cash, stock or other property in exchange for or in connection with their common stock (any such transaction to be referred to in this Section 9 as an “Accelerating Event”), (A) any Right granted hereunder shall terminate, except as specified in the first sentence of Section 9(b)(ii), but the employee shall have the right during the 30-day period immediately prior to any such Accelerating Event to elect to exercise Rights awarded him or her, in whole or in part, without any limitation on exercisability; provided, however, that such exercise shall be deemed to occur immediately prior to such Accelerating Event and shall be contingent upon the occurrence of such Accelerating Event; and (B) all restrictions imposed under grants of Restricted Shares shall lapse and all such Restricted Shares shall be fully vested.

(ii) Stock for Stock. If the shareholders of the Corporation receive capital stock of another Corporation (“Exchange Stock”) in exchange for their common stock in any transaction involving a merger, consolidation, reorganization, or plan of exchange, all Rights granted hereunder shall be converted into stock appreciation rights and awards measured by the Exchange Stock, unless the Committee, in its sole discretion, determines that any or all such Rights shall not be converted, but instead shall terminate in accordance with the provisions of Section 9(b)(i). The amount and price of converted Rights shall be determined by adjusting the amount and price of the Rights or other awards granted hereunder to take into account the relative values of the Exchange Stock and Corporation’s common shares in the transaction.

(iii) Mergers, Acquisitions, Etc. The Committee may also grant Rights with terms, conditions and provisions that vary from those specified in the Plan if such awards are granted in substitution for, or in connection with the assumption of, stock appreciation rights awarded by another Corporation and assumed or otherwise agreed to be provided for by the Corporation pursuant to or by reason of a transaction involving a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation to which the Corporation or a parent or subsidiary Corporation of the Corporation is a party.

Section 10. Amendment of Plan.

The Board may modify or amend the Plan in such respects as it deems advisable but no such amendment may (a) increase the number of shares available under the Plan (other than an increase solely to reflect a reorganization, recapitalization, stock spit, stock dividend, combination of shares, merger, consolidation or any other change in corporate structure of the Corporation affecting the common stock, or any distribution to shareholders other than a cash dividend); (b) change the types of awards available under the Plan; (c) extend the term of the Plan; or (d) constitute a “material revision” to the Plan or other modification requiring stockholder approval pursuant to the New York Stock Exchange Corporate Governance Listing Standards. No change in an award already granted shall be made without the written consent of the holder of such award.

Section 11. Employment and Service Rights.

Nothing in the Plan or any award pursuant to the Plan shall (a) confer upon any employee any right to be continued in the employment of the Corporation or any parent or subsidiary Corporation of the Corporation or interfere in any way with the right of the Corporation or any subsidiary of the Corporation by whom such employee is employed to terminate such employee’s employment at any time, for any reason, with or without cause, or increase or decrease such employee’s compensation or benefits; or (b) confer upon any person engaged by the Corporation or any parent or subsidiary Corporation of the Corporation any right to be retained or employed by the Corporation or any parent or subsidiary Corporation of the Corporation or to the continuation, extension, renewal, or modification of any compensation, contract, or arrangement with or by the Corporation or any subsidiary of the Corporation.

Section 12. Participation by Directors.

Commencing June 5, 2007, after every annual meeting of the shareholders, each non-employee director of the Corporation shall be awarded a number of Restricted Shares which most nearly totals $60,000 in value, based upon the closing price of the Corporation’s common shares quoted on the New York Stock Exchange on the business day following the next quarterly announcement of the Corporation’s earnings. (the “Valuation Date”) No fractional shares shall be issued. Restricted Share Grants to directors shall be issued as of the Valuation Date. Restricted Share Grants issued prior to June 1, 2010, shall vest and become free of all restrictions 25% after one year and 25% following each year of director service thereafter. Restricted Share Grants issued on or after June 1, 2010, shall vest 100% after one year of director service following such grant. Such awards shall be subject to the provisions of this Plan in all other respects. All Rights which may have been granted to a director prior to the effective date of this Plan as amended and restated shall be exercisable whether or not they would otherwise be subject to exercise, and all restrictions applicable to grants of restricted shares shall lapse, upon the director’s death or reaching of the mandatory retirement age established for directors.

Section 13. Rights as a Shareholder.

(a) Recipients of Rights. The recipient of any award of Rights under the Plan shall have no rights as a shareholder with respect to any Right, and except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights issued to shareholders. Shares issued pursuant to the exercise of Rights may bear such restrictions on sale or other transfer as counsel to the Corporation may determine are required under securities or other applicable laws.

(b) Recipients of Restricted Shares. Recipients of awards of Restricted Shares shall be entitled to vote such shares on any issue presented to the shareholders for a vote. Recipients of awards of Restricted Shares shall not be entitled to sell or otherwise transfer such shares except as permitted by the agreement evidencing the award. Restricted Shares may bear such restrictions on sale or other transfer as counsel to the Corporation may determine are required under securities or other applicable laws.

Section 14. Governing Law.

The provisions of this Plan shall be governed by and interpreted in accordance with the laws of the State of Oregon.